BY FACSIMILE AND EDGAR

Mr. Joe Cascarano	September 29, 2008
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Hutchison Telecommunications International Limited

Form 20-F for the Fiscal Year ended December 31, 2007

Filed May 9, 2008

File No. 1-32309

Dear Mr. Cascarano,

This letter will serve as confirmation of the telephone conversation between you and our Mr. Nicky Lee (Corporate Financial Controller) of Hutchison Telecommunications International Limited (the “Company”) on September 26, 2008 wherein you relayed to us that the Staff of SEC has granted our request for an extension of time to respond to the comment letter from Mr. Larry Spirgel of the Division of Corporation Finance dated August 28, 2008, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007. The Company requires more time to gather the necessary information to address the comments and to review its response with its external auditors and other advisers. On behalf of the Company, we appreciate the Staff’s consideration with respect to our request to extend our response date until October 10, 2008.

Thank you again for your accommodation. Please feel free to contact Mr. Nicky Lee at (+852) 2128-3163 with any questions you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer